FOR IMMEDIATE RELEASE            Contact:  Cedric Burgher
July 22, 2002                              Vice President, Investor Relations
                                           713-676-4608

                                           Wendy Hall
                                           Manager, Media Relations
                                           713-676-5227



                  HALLIBURTON ANNOUNCES SECOND QUARTER CHARGES
       Company says report provides more certainty about asbestos issues

     DALLAS - Halliburton (NYSE: HAL) announced today that a study regarding potential future asbestos claims has been essentially completed. Officials said the study conducted by Hamilton, Rabinovitz & Alschuler, Inc., a leading econometric firm, will assist the Company in estimating the total number and value of potential future asbestos claims.
     "This is an important milestone for the Company because it provides some certainty regarding the asbestos issues for our shareholders, employees and customers," said Dave Lesar, chairman, president and chief executive officer, Halliburton.
     The completion of the study allows the Company to estimate and accrue a liability and the associated insurance recoveries relating to probable future asbestos claims in the second quarter results. The amounts, to be announced on Wednesday, July 24, 2002, are still being finalized but the charge will be substantial and impact both continuing and discontinued operations.
     In a separate announcement related to the Company's previously announced restructuring plans, Halliburton will also record a $56 million pretax charge ($0.08 per diluted share) primarily for severance and asset write-downs in the second quarter results. Remaining restructuring charges to be recorded by the end of 2002 are estimated to be approximately $20 million pretax. As a result of these actions, Halliburton expects to achieve annualized pretax savings of at least $200 million.

                                     - more-

Halliburton/Page 2
     "These cost reductions, while difficult because they involve people, are essential to maintaining our market leadership," said Doug Foshee, chief financial officer, Halliburton.
     Additionally, Halliburton announced today that it has decided to exit the pipe coating business. This follows the Company's strategic review and identification of non-core assets. In connection with this decision, Halliburton will recognize a pretax loss of $61 million or $0.14 per diluted share.
     Halliburton also announced today that its KBR unit will record a pretax loss of $119 million on an offshore engineering and construction job in second quarter 2002. The impact on earnings per share will be approximately $0.25, subject to finalizing tax impacts of the loss. The Company expects to file claims relating to this charge in the third quarter and at that time will reassess its position on the probability of collecting these claims. In accordance with the Company's accounting practice, it will record as revenue all amounts where recovery is deemed probable.
     Furthermore, KBR announced today that it will no longer pursue engineering, procurement, installation and commissioning (EPIC) contracts for the offshore oil and gas industry where it is required to make lump sum, fixed price commitments. KBR will continue its active participation and leadership in the offshore engineering and construction market through cost reimbursable arrangements. The Company has a number of EPIC projects underway and is fully committed to successful completion of these projects and plans to retain its excellent offshore engineering and services capability.
     "Our decision to exit this sector of the business stems from the growing imbalance in the risk and reward available on these offshore EPIC projects," said Mr. Lesar. "Offshore services will continue to be a strategic component of our portfolio as the worldwide need for more oil and gas is driving a growing market for the type of segmented services that our Company provides. We are committed to providing these services in a manner that mutually benefits our customers and our shareholders."
     The Company will discuss second quarter results in more detail in its earnings teleconference on July 24, 2002 at 9:00 A.M. CDT.

                                     -more-

Halliburton/Page 3
     KBR, a wholly owned subsidiary of Halliburton provides a range of services to the offshore oil and gas industry including project management, engineering, procurement, construction management, production services, and operations and maintenance. These services will continue to be provided through a variety of contracting forms other than EPIC. Additionally, KBR will continue to provide services through its deepwater group, which specializes in hulls, moorings, risers and Subsea systems; GVAC, a world leader in semi-submersible design; and Granherne's field development conceptual engineering and consultancy.
     KBR is an international, technology-based engineering and construction company, which provides a full spectrum of industry-leading services for governments and public infrastructure, and to the hydrocarbon, chemical, energy, and forest products industries.
     Halliburton founded in 1919, is one of the world's largest providers of products and services to the petroleum and energy industries. The Company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The Company's World Wide Web site can be accessed at www.halliburton.com.

                                       ###